Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Names Benny Eppstein as New CEO, Effective December 1st, 2024

TEL AVIV, Israel − November 13, 2024 − RADCOM Ltd. (Nasdaq: RDCM) announced today the appointment of Mr. Eppstein as its new Chief Executive Officer, effective December 1st, 2024. Mr. Eppstein is a seasoned telecom industry veteran with a distinguished track record at Ericsson and Amdocs. He is a U.S. resident with over 20 years of sales experience working with tier-one telecom operators in North America and Japan.

Mr. Eppstein held several leadership positions while at Amdocs, culminating in his role as General Manager and Division President for Canada. Before this, he managed Amdocs’ relationships with top-tier operators like Sprint and T-Mobile. At Ericsson, he served as Vice President, overseeing the relationship with Softbank Mobile in Japan.

Mr. Eppstein commented, “I am thrilled to join RADCOM, a dynamic company with significant growth potential and market-leading assurance technology tailored for top-tier operators transitioning to 5G and the cloud. I aim to leverage this potential to accelerate global sales and enhance customer value. I am confident in RADCOM’s promising future and look forward to engaging with our top-tier customers. Partnering with Mr. Hilik Itman, the team, and the board, I aim to realize opportunities, ensure the total satisfaction of our customers, and accelerate the company’s growth trajectory.”

Ms. Heli (Rachel) Bennun, Active Chairman of RADCOM’s Board, said, “We are excited to welcome Mr. Eppstein as RADCOM’s new CEO. His extensive experience in the telecom sector, residency in the U.S.—home to several of our key customers—and his sales expertise in North America and Japan are pivotal areas of focus for the Company and its future growth. RADCOM is a mature and successful company, and we are confident in Mr. Eppstein’s ability to lead RADCOM into the next level of profitable growth and enhance shareholder value.”

Ms. Heli (Rachel) Bennun added, “I extend my heartfelt gratitude, along with that of the Board of Directors, to Hilik Itman for his dedicated and successful leadership as Interim CEO since April. With Benny’s appointment, Hilik Itman will resume his role as Chief Operating Officer. He will focus more extensively on product development, continue leading research and development (R&D), participate in sales processes, and ensure customer satisfaction.”

About Mr. Eppstein

Prior to joining RADCOM, Mr. Eppstein served as Canada Division President from 2022 to 2024, as a General Manager at the T-Mobile Division from 2020 to 2022, and as Vice President and Client Business Executive and Head of Customer Unit Sprint Corporation from 2015 to 2020 at Amdocs. Prior to Amdocs, Mr. Eppstein was Vice President at Ericsson from 2013 to 2014, managing the relationship with a major telecommunications company and the sales and delivery of software, hardware, and system integration services. Mr. Eppstein holds a B.A. in Public Policy from the Hebrew University of Jerusalem.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its growth potential, profitability, opportunities, increasing shareholder value, market leadership, accelerating sales, and enhancing customer value, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.